# Karisha Community Center for Wellness

## BUSINESS PLAN

**OUR PURPOSE IS TO FOSTER THE INNATE HUMAN CAPACITY TO LOVE, HEAL AND THRIVE.**

**PREPARED OCTOBER 2021**

## Contact Information

**Amina Haji, MD, FAAFM, ABIHM**
**Founder / Executive Chair, KARISHA PBC**
**512.961.9167 cell | amina.haji@karisha.org**

**Brenda Sanchez Ortiz, MBA, PMP**
**CEO/COO, KARISHA PBC**
**512.919.6845 cell | Brenda.SanchezOrtiz@karisha.org**

**www.Karisha.org**

# Table of Contents

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# Executive Summary



## Opportunity

**Problem**

1. **We have a *sick* care rather than *health* care system.** Our health care system in the US is symptom oriented, largely focused on diagnosing and treating illness. We do not yet have an approach that orient us toward health, where we can treat illness while improving wellness.

2. **Costs of healthcare are rising and hidden to consumers.** In 2019 in the US, healthcare spending was $11,582 on average per person. This is more than 9 times higher than 1960 costs when adjusted for inflation. It's more than twice the per capita average of other developed nations. Despite our spending, health outcomes are poor, and patient / provider satisfaction are at an all-time low.

3. **In East Austin, there is a significant shortage of primary care services.** Over 60,000 people in our planned service area have limited to no nearby healthcare options. The few existing medical offices available do not offer evidence-based lifestyle medicine or wellness services.

4. **Inequities in health outcomes persist among racial and ethnic groups.** A black man is expected to live on average 10 years less than a white woman in the US. In our own East Austin service area, residents live on average 10-22 years less than on the West side of town. This is due to institutionalized racism and systemic inequities.

**Solution**

**Karisha Community Center for Wellness will be Greater Austin's state-of-the-art innovative, integrative and lifestyle medicine community for EVERYbody, bringing together medical care with whole person collaborative care.** It's a 14,800-square-foot facility in development in Central East Austin at 4500 East 51$^{st}$ Street in the 78723 zip code.

Karisha Public Benefit Corporation will be a health oasis in a medical desert. We will bring the latest models of integrative care to Austin and go one step further by adding transparent pricing, collaborative care and a membership model to align patient, provider, and payor incentives.

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<u>Technology enables transparent pricing and a quality experience.</u> Karisha PBC will leverage technology platforms like software which lets a guest scan their insurance card to learn what services are covered, at what cost, and how many visits are allowed so that decisions are made in real time with their provider. Other software makes provider-patient communication seamless, enhancing provider capacity and guest (patient) satisfaction.

<u>Collaborative care is a key differentiator.</u> Conventional health care is doctor driven. Even in newer models of functional and integrative medicine outside of large hospital or university settings, a single practitioner is the norm. Karisha brings together medical doctors with a range of integrated practitioners to care for our guests collaboratively. We launched our doctor – provider – community collaborative early in our inception to ensure the financial, operational, and space design incorporate a range of perspectives. Our collaborative model, technology platforms and support teams will fulfill on our commitment to 'whole person care' for the end user **yet to be experienced.**

<u>Affordable memberships make wellness care accessible for guests, profitable for Karisha.</u> More and more Americans are purchasing value-based 'Direct Primary Care', or membership based primary medical care. Karisha is one of the first medical plus wellness membership practices in the nation. We estimate one primary care medical doctor can care for up to 2000 members when working with a collaborative of providers. Our average monthly member payment of $90 / month will be affordable for guests while yielding $2.1 million in annual revenue for Karisha PBC per primary care MD. Insured and uninsured members will be welcomed.

**Karisha will be the first one-stop location in Austin and Central Texas—and one of a few in the nation-- where patients can serve their primary + priority care needs AND their health + wellness needs all in one technology-enabled, state of the art facility.**

## Market

Karisha PBC owns a 1.5 acre lot at a busy corner in a rapidly growing region of Austin -- the region just 2 miles East of downtown. Of the 90,000 people who live in our 3-mile radius, an estimated 60,000 residents are *insured*, income-secure residents with few healthcare options. There are only 8 primary care physicians to serve them, indicating a shortage of 35 primary care doctors for those with economic resources. In this area, the median age is 30, and median income is $73,137—an increase of 34% in just the last 5 years.

The 30,000 low-income, underinsured or uninsured residents in our area have three community clinics to serve them. None of those clinics offer the whole person, collaborative care model that Karisha will offer. The care rendered by existing providers for all residents is symptom and diagnosis oriented. It's fragmented, tough to navigate and inaccessible to many.

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<u>Karisha will bring much needed medical and wellness services to this rapidly growing region.</u> East Austin was established for low-income families. Now, the explosive growth in Central Texas means young couples and higher income families have moved in. Karisha will serve as a hub for low-, moderate-, and high-income residents. It's an ideal locale to build bridges among disparate populations, an objective we achieve in part through our affiliated 501c3 non-profit organization, Austin Health Commons.

## Competition

There are seven comparable primary care offices in our 3-mile radius. None offer medical wellness services like naturopathy and herbs, health coaching, massage, chiropractic care, acupuncture and yoga + mindfulness practices. None of these have a priority care/ walk-in center on site to extend hours of access for patients.

There are three urgent care centers in our area. While this is an oversaturated market, no urgent care centers in our area are co-located with a primary care center or wellness. All are licensed as urgent care facilities, so they offer the same medical services planned for Karisha but require higher urgent care co-pays. We believe our lower co-pays, co-located primary medical and wellness care will offer Karisha a competitive advantage.

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# Why Karisha? Our Teams

**Leadership Team –** industry experience, market knowledge and lived experience

**Amina Haji, MD, Founder & Visionary**

Our physician Founder, Amina Haji has lived and practiced in our planned service area for the last 20+ years. She is dual board certified in Family Medicine and Integrative and Holistic Medicine. As a 4th generation physician who grew up with Eastern traditions, Dr. Haji understands the benefits and limitations of our current healthcare system while bringing a keen eye for innovation.

**Ruby Rose, MD, Chief Medical Officer**

Dr. Rose is a dual board-certified in Emergency Medicine and Integrative and Holistic Medicine. She brings industry knowledge plus a whole person approach to lead healthcare innovation. Dr Rose has over 18 years of emergency medicine practice and medical leadership experience. She is fellowship trained through the Andrew Weil University of Arizona Center for Integrative Medicine.

**Brenda Sanchez Ortiz, MBA, PMP, Chief Executive Officer/ Chief Operating Officer**

Ms. Sanchez-Ortiz led health quality improvement programs and directed operations of the health disparities department for TMF Health Quality Institute. Brenda moved to Austin, Texas to attend the University of Texas in the early 1990s and stayed in her commitment to address health disparities, to make a positive impact on the health and wellness of all people.

**Deborah Doherty, vCFO, Fractional Chief Financial Officer**

Ms. Doherty is a veteran Chief Financial Officer with multi-dimensional industry experience. She brings a versatile skillset including expertise in accounting, corporate compliance, debt/equity transactions, GAAP technical, process management, and strategic planning to help Karisha develop a sound financial structure, ensuring we are prepared for all growth opportunities and challenges. Deborah is a Balance Scorecard certified executive.

**Patricia Ramirez Pinckney, RIMA Strategy and Marketing, Fractional Chief Marketing Officer**

Ms. Pickney provides fractional Chief Marketing and Strategy Officer services that help organizations of all sizes achieve quantifiable growth objectives. Her signature approach combines decades of brand development experience at Fortune 500 companies and non-profits with a deep understanding of cultural nuances. She is a lifelong student of mindfulness practices rooted in neuroscience.

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**DeAnna Kern, DC, Operations Manager**

Dr. Kern is a chiropractor who brings together 20 years of private and collaborative practice experience with 6 years of clinical operations development experience at a Dallas-Fort Worth urgent/ priority care system to lead Karisha PBC's practice development and manage our operations. She has a passion for wellness, sports, travel, and helping people and organizations achieve their goals.

## Consultant Team

Tamra Swindoll, Founder and President, Catalyst Consultants – Over 30 years in the business of medicine. Tamra has launched 2300 new medical businesses and provided management solutions to ensure profitability and ongoing improvement.

Jon Wyrick, Founder, Beyond Secure, Inc. (BSI) – Over 20 years experience in information technology and a subject matter expert in banking, federal and healthcare regulations.

Scott Taylor, Co-Founder and Partner, MTM collaborative – fully integrated construction project management, rooted in 10+ years commercial banking plus 25 years in real estate project management.

Bhavani Singal, Founder and Owner, Workshop No. 5 – over 15 years of design and architecture experience, including health center design. Bhavani leads with aesthetic sensibility plus practicality.

Chris Jackson, Principal, TBG Partners – Chris brings a passion for urban revitalization to his Partnership at TBG, ranging from large-scale planning efforts to highly focused site design.

Sheryl Dacso, JD, DrPh, Founding Partner, Seyfarth Shaw, LLC –Over 35 years representing health care organizations, hospitals and physicians in Texas. Sheryl brings a keen interest in healthcare innovation with deep experience in navigating regulatory structures.

John Katovich, JD, Founding Partner and President, Cutting Edge Counsel –over 30 years of experience in law, markets and securities. John served as General Counsel at the Pacific Stock Exchange and as CEO of a NASDAQ OMX subsidiary. He now supports responsible companies, communities and causes, and helping them to raise funds in a fair and equitable way, striving to strengthen economic justice without harmful extraction.

Manuel Escobar, Partner, McGinnis Lochridge –corporate and transactional attorney with over 10 years of experience counseling private companies and individuals across multiple industries.

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# Financial Model

Karisha's value-based care model incorporates strong and diversified revenue streams. Our revenue streams include:

- Memberships
- Insurance billing & reimbursement
- Co-payments
- Cash payments
- Products and Services

Detailed projections are included in the Revenue Detail table included in the Appendix.

Available revenue options, if needed:

- Space lease to specialist physicians and wellness providers
- Monthly membership rate increase. We would still remain competitive.
- Addition of a 3rd primary care MD. (Membership revenue is $2.1 mil per MD).

# Expectations

## Forecast

We expect to serve a community that is rapidly growing and changing from older and lower income to younger and higher income. These assumptions underlie our financial projections. Please see our Business Plan for more details.

Financing and cash equity:

- $2.8mil cash equity raised by March 2022
- $6.9mil construction loan secured by June 2022*
- $1.1 mil practice start up loan or line of credit by July 2023

Construction and opening:

- Utilities and site development by June 2022 (Underway via 2020 $1.5mil financing secured)
- Begin construction July 2022 at the latest. Complete building July 2023. Open doors August 2023.**

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<u>Milestones:</u>

- Sell 500 memberships by Aug. 2023 opening; 2300 by end of year 1; 4000 by end of year 2.
- Profitable in 16 months, by end of Q4, 2024 (Dec. 2024)
- Cash flow positive in 18 months, by Q1, 2025 (Feb. 2025)
- Pay investor dividends by Q4, 2025

 *An estimated $2.8 mil in cash equity is needed to secure construction financing.

**We are monitoring construction delays and pricing increases given supply chain issues.

## Financial Highlights by Year



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## Progress to date

We have secured:

- $1,000,010 land, purchased in cash for $795,000. Current market value over $2,000,000.
- $1,500,000 as a 7–year, interest–only site development loan. Our non–profit lender will take a 2nd lien on the land, reducing risk for our construction lender and adding equity
- $542,980 cash equity (stock issuance)

## Expected Investor Returns



Note: Projected Cash Balance assumes 100% payout of prior year's Cash Available for Dividends.

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# References

AHRQ. (2009). *CAHPS Clinician and Group Survey Database 2019 Chartbook*.
https://www.ahrq.gov/cahps/cahps-database/index.html

Bloom, E. (2017, June 23). *Here's how much the average American spends on health care*. CNBC Make It.
https://www.cnbc.com/2017/06/23/heres-how-much-the-average-american-spends-on-health-care.html.

Board Vitals.com. (2019, July 8) *Increasing Physician Dissatisfaction and Threats to the Future of Medicine* .
https://www.boardvitals.com/blog/increasing-physician-dissatisfaction/.

Centers for Disease Control and Prevention. (2016). *National Health Expenditures, Average Annual Percent Change, and Percent Distribution, by Type of Expenditure: United States, Selected Years 1960–2015* [Table 94 (Page 1 of 2)]. https://www.cdc.gov/nchs/data/hus/2016/094.pdf.

Institute of Medicine. (2001). *Crossing the quality chasm: A new health system for the 21st century*. National Academy Press.

Kamin, Tuck. (2017) *Karisha PBC Future Health Center: Demographic Survey*. Karisha Public Benefit Corporation.

McCarthy-Alfano. M., Glickman A., Wikelius, K., Weiner, J. (2019, April 2). Measuring The Burden Of Health Care Costs For Working Families.  *Health Affairs Blog*.
https://www.healthaffairs.org/do/10.1377/hblog20190327.999531/full/.

National center for Chronic Disease Prevention and Health Promotion. (2009). *The Power of Prevention.*
https://www.cdc.gov/chronicdisease/pdf/2009-Power-of-Prevention.pdf.

National Center for Complementary and Integrative Health (NCCIH) (2021, April) *Complementary, Alternative, or Integrative Health: What's In a Name*. https://www.nccih.nih.gov/health/complementary-alternative-or-integrative-health-whats-in-a-name. Published April 2021.

National Institutes of Health (NIH) National Center for Complementary and Alternative Medicine (NCCAM). (2009, July 30). *Americans Spent $33.9 Billion Out-of-Pocket on Complementary and Alternative Medicine*.
https://www.nih.gov/news-events/news-releases/americans-spent-339-billion-out-pocket-complementary-alternative-medicine

Partnership for Solutions. (2004). *Chronic conditions: making the case for ongoing care*. [John Hopkins University]. http://www.partnershipforsolutions.org/DMS/files/chronicbook2004.pdf

Pew Research Center. (2017, February 2). *Americans' health care behaviors and use of conventional and alternative medicine* [Vast Majority of Americans Say benefits of Childhood Vaccines Outweigh Risks Section]
https://www.pewresearch.org/science/2017/02/02/vast-majority-of-americans-say-benefits-of-childhood-vaccines-outweigh-risks/ .

Probasco, J. (2021, June 10).  *Why Do Healthcare Costs Keep Rising?*. Investopedia.
https://www.investopedia.com/insurance/why-do-healthcare-costs-keep-rising/

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# Appendix

## Karisha Designs & Renderings



<u>South Entry:</u> Envision a kid's play area, picnic tables, green lawns, demonstration herb planters.



<u>West View:</u> Ample windows with views of surrounding green space allow us to bring the outside in, contributing to a healing environment.

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<u>East View:</u> Ample parking for cars and bikes. Ambulance entry. Neighbors can use a walking trail to arrive. From this aspect, guests will walk by the Mind Body Center, Teaching Kitchen, and Healthy Food Pantry spaces, all with windows to provide a visual curiosity for Karisha services.

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### The Karisha Outdoors


6 Neighborhood Access
3 Form and Function
1 Welcoming Entry
2 Creative Water Feature
8 An Opportunity
4 Nature is Healing
5 Food Forest
7 Green Lawn







1. Our warm and welcoming courtyard invites guests while serving as an outdoor reception space.
2. We've created a soothing water feature in our courtyard using AC condensate from our HVAC system.
3. The rain garden for our meditative trail doubles as a drainage easement.
4. Our indoor reception, healing kitchen, physical therapy, group therapy and mind body center overlook this natural healing setting.
5. Food is medicine. Our food forest has thrived for three years without irrigation thanks to our community tree stewards and local non-profit partners.
6. This serene trail serves as a scenic and calming path to connect Karisha to our neighbors and our guests to nature.
7. Green lawns to walk barefoot, hold a aceremony, host events, forest bathe, or just play
8. An adjacent .9 AC lot can hold a 6500 SF, 2 story building. Site planning is underway, and pharmacy or gym would complement Karisha.

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Interior Design: Modern, warm, clean aesthetic will bring together community to partner and receive state of the art, accessible health & wellness.

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## Floor Plan Level 1



Our color scheme is designed to induce a mindset:
- Blues promote deep relaxation
- Yellow spaces encourage healing and self-care
- Welcoming greens foster tranquility and a connection to the nature that surrounds the site
- Energetic reds, used carefully, create a sense of focussed healing

④ Mind-Body Center

③ Healing Kitchen

⑤ Priority Care

① Welcoming Entry

② Glass-Walled Pantry



① Friendly hosts, library, kids zone and a retail area greet you in this expansive yet cozy reception area.

② Colorful grains, nuts, and legumes in our Healing Kitchen's glass walled pantry displays food as medicine.

③ Our Healing Kitchen will host group health visits, cooking classes and a pantry for those in need.

④ Our Mind-Body Center will nurture your body, mind and spirit. This 1000SF space holds fitness classes, contemplative movement (like yoga and tai chi) and meditation retreats. The space can function as an independent rental.

⑤ Our priority care is a gateway to Karisha. With clinical co-pay rates and onsite lab & radiology, Karisha is a one stop shop for urgent needs and welcomes those not familiar with whole person care.



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## Floor Plan Level 2

1. Did you know that before 1920, medical education in the us included naturopathy, homeopathy, chiropractic, and allopathy? Karisha is a whole person, collaborative care model where medical doctors, naturopaths, acupuncturists, homeopaths, ayurvedic practitioners, mental health providers, and more partner with you for your primary care in a coordinated manner.

2. Integrated mental health. We know folks show up for mental health care when there are no signs to indicate where they are headed. We designed ours after UT´s Integrated Health Program.

3. Ample flexible spaces allow us to pivot our service model, especially towards group health.

4. The power of lifestyle change lies within us and those we can learn from. A group health model will be our default to care for guests.

5. Massage, physical therapy, physical training and chiropractic care.

6. Nourished teams make nourished guests. A fully equipped break room overlooking green space fosters seamless work life integration.



Our color scheme is designed to induce a mindset:

- Purple promotes an restorative enviornment for Karisha healers/Providers
- Yellow spaces encourage healing and self-care
- Welcoming greens foster tranquility and a connection to the nature that surrounds the site
- Friendly oranges create a sense of community and partnership


6 Nourished Teams
5 Therapeutic Spaces
1 Primary Care Redefined
4 Community Creates Health
3 Flexible Spaces
Integrated Mental Health 2

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# Income Statement

| Karisha PBC (000) | 2023 and prior | 2024 | 2025 | 2026 | 2027 |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Primary Care | $ 299 | $ 1,634 | $ 2,569 | $ 2,905 | $ 2,995 |
| Priority Care | 247 | 1,106 | 1,518 | 1,681 | 1,711 |
| Mind Body Ctr. | 297 | 1,437 | 2,096 | 2,369 | 2,415 |
| Healing Kitchen | 6 | 40 | 48 | 48 | 48 |
| Products | 39 | 93 | 93 | 93 | 93 |
| Virtual Care / Other | - | - | - | - | - |
| Total revenues | 888 | 4,311 | 6,325 | 7,097 | 7,263 |
| **Operating expenses** | 2,998 | 4,486 | 4,687 | 4,709 | 4,815 |
| **Operating income** | (2,110) | (175) | 1,638 | 2,388 | 2,447 |
| Interest expense | (309) | (432) | (420) | (391) | (327) |
| Other income (expense) | - | 10 | 10 | 29 | 38 |
| **Net income before tax** | (2,419) | (597) | 1,227 | 2,026 | 2,159 |
| Income tax expense | - | - | - | (50) | (453) |
| **Net income** | $ (2,419) | $ (597) | $ 1,227 | $ 1,976 | $ 1,705 |
| | -272% | -14% | 19% | 28% | 23% |

**CONFIDENTIAL – DO NOT DISSEMINATE.** This business plan contains confidential, trade–secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author. All financial projections are based on assumptions believed to be reasonable. Actual events may not correspond to these assumptions and actual results may vary significantly.

## Balance Sheet

| Karisha PBC (000) | 2023 | 2024 | 2025 | 2026 | 2027 |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| Cash | $ 1,671 | $ 860 | $ 1,907 | $ 2,307 | $ 3,917 |
| Accounts receivable, net | 187 | 367 | 518 | 525 | 538 |
| Prepaid expenses | 20 | 28 | 28 | 28 | 28 |
| Total current assets | 1,878 | 1,255 | 2,453 | 2,859 | 4,483 |
| Land | 1,000 | 1,000 | 1,000 | 1,000 | 1,000 |
| Building | 8,096 | 8,096 | 8,096 | 8,096 | 8,096 |
| Equipment and furniture | 462 | 462 | 462 | 462 | 462 |
| Accumulated depreciation | (79) | (317) | (555) | (765) | (974) |
| Net property and equipment | 9,478 | 9,240 | 9,002 | 8,793 | 8,584 |
| **TOTAL ASSETS** | **$11,356** | **$ 10,495** | **$ 11,455** | **$ 11,652** | **$ 13,067** |
| | | | | | |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | |
| Accounts payable/accruals | $ 65 | $ 54 | $ 52 | $ 50 | $ 50 |
| Working capital line | 1,071 | 1,039 | 1,006 | 971 | 934 |
| Total current liabilities | 1,136 | 1,094 | 1,058 | 1,021 | 984 |
| Building loan | 8,296 | 8,074 | 7,843 | 6,100 | 5,847 |
| Equipment financing | - | - | - | - | - |
| Total long-term liabilities | 8,296 | 8,074 | 7,843 | 6,100 | 5,847 |
| Total liabilities | 9,432 | 9,168 | 8,900 | 7,122 | 6,831 |
| Equity | 4,343 | 4,343 | 4,343 | 4,343 | 4,343 |
| Retained earnings (deficit) | (2,419) | (3,016) | (1,788) | 188 | 1,893 |
| Total equity | 1,924 | 1,327 | 2,555 | 4,531 | 6,236 |
| **TOTAL LIABILITIES AND EQUITY** | **$11,356** | **$ 10,495** | **$ 11,455** | **$ 11,652** | **$ 13,067** |

**CONFIDENTIAL – DO NOT DISSEMINATE.** This business plan contains confidential, trade–secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author. All financial projections are based on assumptions believed to be reasonable. Actual events may not correspond to these assumptions and actual results may vary significantly.

## Projected Cash Flow Statement

| Karisha PBC<br>(000) | 2023<br>and prior | 2024 | 2025 | 2026 | 2027 |
|---|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | | |
| Net income | (919) | (597) | 1,227 | 1,976 | 1,705 |
| Depreciation and amortization | 79 | 238 | 238 | 209 | 209 |
| (Increase) decrease in working capital | (141) | (199) | (154) | (8) | (14) |
| Net cash provided (used) by operating activities | (981) | (558) | 1,311 | 2,177 | 1,901 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | | |
| Purchase of equipment and furniture | (462) | 0 | 0 | 0 | 0 |
| Purchase of land | (0) | 0 | 0 | 0 | 0 |
| Purchase of building | (7,505) | 0 | 0 | 0 | 0 |
| Net cash provided (used) by investing activities | (7,967) | 0 | 0 | 0 | 0 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Proceeds from working capital line | 1,100 | 0 | 0 | 0 | 0 |
| Proceeds from Building loan | 6,885 | 0 | 0 | 0 | 0 |
| Proceeds from equipment loan/capital lease | 0 | 0 | 0 | 0 | 0 |
| Principal payments on working capital line | (29) | (31) | (33) | (35) | (37) |
| Principal payments on building loan | (89) | (221) | (232) | (1,742) | (253) |
| Principal payments on equipment loan/capital lease | 0 | 0 | 0 | 0 | 0 |
| Proceeds from land contribution | 0 | 0 | 0 | 0 | 0 |
| Proceeds from stock offerings (SPO/CPO) | (0) | 0 | 0 | 0 | 0 |
| Net cash provided (used) by financing activities | 7,866 | (253) | (265) | (1,777) | (291) |
| **Net increase (decrease) in cash** | (1,081) | (811) | 1,046 | 400 | 1,610 |
| Cash at beginning of period | 2,752 | 1,671 | 860 | 1,907 | 2,307 |
| **Cash at end of period** | 1,671 | 860 | 1,907 | 2,307 | 3,917 |

Note: Cash at end of period does not include any investor dividend payments.

CONFIDENTIAL – DO NOT DISSEMINATE. This business plan contains confidential, trade–secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author. All financial projections are based on assumptions believed to be reasonable. Actual events may not correspond to these assumptions and actual results may vary significantly.

# Revenue Detail

| Karisha PBC (000) | 2023 | % Rev | 2024 | % Rev | 2025 | % Rev | 2026 | % Rev | 2027 | % Rev |
|---|---|---|---|---|---|---|---|---|---|---|
| **Revenues** | | | | | | | | | | |
| Primary Care | $ 299 | 34% | $ 1,634 | 38% | $ 2,569 | 41% | $ 2,905 | 41% | $ 2,995 | 41% |
| Prioity Care | 247 | 28% | 1,106 | 26% | 1,518 | 24% | 1,681 | 24% | 1,711 | 24% |
| Mind Body Ctr. | 297 | 33% | 1,437 | 33% | 2,096 | 33% | 2,369 | 33% | 2,415 | 33% |
| Healing Kitchen | 6 | 1% | 40 | 1% | 48 | 1% | 48 | 1% | 48 | 1% |
| Products | 39 | 4% | 93 | 2% | 93 | 1% | 93 | 1% | 93 | 1% |
| **Total revenues** | 888 | 100% | 4,311 | 100% | 6,325 | 100% | 7,097 | 100% | 7,263 | 100% |
| | | | | | | | | | | |
| **Membership Revenue** | | | | | | | | | | |
| Avg # of Memberships | 409 | | 2,167 | | 3,517 | | 4,000 | | 4,000 | |
| Membership dues | $ 381 | 43% | $ 2,203 | 51% | $ 3,575 | 57% | $ 4,125 | 58% | $ 4,272 | 59% |
| Insurance reimb | 106 | 12% | 611 | 14% | 991 | 16% | 1,127 | 16% | 1,127 | 16% |
| Copays | 53 | 6% | 304 | 7% | 493 | 8% | 561 | 8% | 561 | 8% |
| **Non-member Primary/Priority** | | | | | | | | | | |
| Insurance reimb | $ 130 | 15% | $ 458 | 11% | $ 493 | 8% | $ 507 | 7% | $ 523 | 7% |
| Copays | 26 | 3% | 90 | 2% | 94 | 1% | 94 | 1% | 94 | 1% |
| Cash | 29 | 3% | 102 | 2% | 110 | 2% | 113 | 2% | 116 | 2% |
| **Non-Member Mind Body Center** | | | | | | | | | | |
| Insurance reimb | $ 25 | 3% | $ 87 | 2% | $ 91 | 1% | $ 91 | 1% | $ 91 | 1% |
| Copays | 18 | 2% | 62 | 1% | 65 | 1% | 65 | 1% | 65 | 1% |
| Cash | 76 | 9% | 260 | 6% | 272 | 4% | 272 | 4% | 272 | 4% |
| **Healing Kitchen/Products** | $ 45 | 5% | $ 134 | 3% | $ 142 | 2% | $ 142 | 2% | $ 142 | 2% |
| **Total** | $ 888 | 100% | $ 4,311 | 100% | $ 6,325 | 100% | $ 7,097 | 100% | $ 7,263 | 100% |

Note: Mind Body Center includes physical therapy and chiropractic.

**CONFIDENTIAL – DO NOT DISSEMINATE.** This business plan contains confidential, trade–secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author. All financial projections are based on assumptions believed to be reasonable. Actual events may not correspond to these assumptions and actual results may vary significantly.

## Income Statement: Breakeven and Full Capacity

| Karisha Community PBC (000's except for Members) | Breakeven | Full Capacity |
|---|---|---|
| Members | 2,700 | 4,000 |
| Revenue | $ 5,132 | $ 7,263 |
| Operating expenses | 4,617 | 4,815 |
| Operating income | $ 515 | $ 2,447 |
| Interest expense | (432) | (333) |
| Other income (expense) | - | 27 |
| Income tax expense | - | (450) |
| Net income | $ 83 | $ 1,692 |

**CONFIDENTIAL – DO NOT DISSEMINATE.** This business plan contains confidential, trade–secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author. All financial projections are based on assumptions believed to be reasonable. Actual events may not correspond to these assumptions and actual results may vary significantly.

## Potential Investor Returns

| Karisha PBC (000) | 2023 | 2024 | 2025 | 2026 | 2027 |
|---|---|---|---|---|---|
| Projected Net income | $(2,419) | $ (597) | $ 1,227 | $ 1,976 | $ 1,705 |
| Projected Cash Balance (see Notes) | $ 1,671 | $ 860 | $ 1,907 | $ 1,700 | $ 3,517 |
| Operating Cash Reserve | | | $ 1,300 | $ 1,300 | $ 1,300 |
| Cash Available for Dividends | | | $ 607 | $ 400 | $ 2,217 |
| # shares outstanding | 182,023 | 182,023 | 182,023 | 182,023 | 182,023 |
| Projected dividend per share | - | - | $ 3.33 | $ 2.20 | $ 12.18 |
| % Return at $55 purchase price | - | - | 6.1% | 4.0% | 22.1% |
| Average return rate | - | - | 1.5% | 2.0% | 5.4% |
| Cumulative return rate | | | 6.1% | 10.1% | 32.2% |

Note: Projected Cash Balance assumes 100% payout of prior year's Cash Available for Dividends.

**CONFIDENTIAL – DO NOT DISSEMINATE.** This business plan contains confidential, trade–secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author. All financial projections are based on assumptions believed to be reasonable. Actual events may not correspond to these assumptions and actual results may vary significantly.